Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Results of Annual General Meeting

London, New York, 16 July 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (the “Company” or “Tiziana”), a US and UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, today announces that at the Annual General Meeting of the Company held at 10.00 a.m. on 16 July 2020, all of the resolutions were duly passed.

The results of the proxy voting will be available shortly on the Company’s website, www.tizianalifesciences.com.

The person who arranged for the release of this announcement was Keeren Shah, Group Financial Controller.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to milciclib, the Company is also developing foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody known to the company in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as non-alcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

The information contained in this announcement is inside information for the purposes of article 7 of regulation 596/2014

For further enquiries:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173